Exhibit  (a) (13)





UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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                                              :
DANA CORPORATION,                             :
                                              :
                                 Plaintiff,   :       03 Civ. ____ (     )
                                              :
                  - against -                 :             COMPLAINT
                                              :
UBS SECURITIES LLC                            :
(f/k/a UBS WARBURG LLC)                       :
and UBS A.G.,                                 :        JURY TRIAL DEMANDED
                                              :
                                 Defendants.  :
                                              :
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                            PARTIES AND JURISDICTION
                            ------------------------
        1. Dana Corporation ("Dana") is a Virginia corporation with its headquarters and principal place of business in Toledo, Ohio. Dana is a manufacturing company in the automotive supply industry and employs more than 60,000 persons worldwide.

        2. Defendant UBS Securities LLC is a limited liability company incorporated in Delaware and headquartered in New York. UBS Securities LLC provides investment banking, commercial lending services, among others, and advises on business and financial matters. Upon information and belief, UBS Securities LLC was known as UBS Warburg LLC until on or about June 9, 2003.

        3. Defendant UBS A.G. is a multinational financial conglomerate headquartered in Switzerland. UBS A.G. is the ultimate parent of UBS Securities LLC and UBS Financial Services, Inc. Through its branches in the United States, UBS A.G. provides commercial loansto companies in the United States and, since November 2000, has been one of the participating lenders to Dana under a Five-Year Credit Agreement, which Dana uses to fund its business operations.

        4. Defendants (together, "UBS") provided investment banking, financial and commercial banking services to Dana. Their unlawful acts and conduct have damaged and threaten to further damage Dana.

        5. The Court's diversity jurisdiction is invoked under 28 U.S.C. ss. 1332; and the amount in controversy exceeds the sum of $75,000, exclusive of interest and costs.
                                 NATURE OF CASE
                                 --------------
        6. This diversity action arises out of the UBS's breach of contract, breach of duties, and misappropriation of Dana's confidential information. UBS's unlawful actions have occurred, and continue to occur, in connection with UBS's participation in ArvinMeritor, Inc.'s bid to achieve a hostile takeover of Dana, while UBS at the same time purported to represent and assist Dana in other matters that required Dana to provide UBS with material non-public information.

        7. Since at least March 2002, UBS has acted as an investment banker and financial advisor to Dana on a significant corporate project. In furtherance of that project, and in the course of the commercial banking relationship between the parties, Dana has given UBS substantial amounts of confidential information about Dana, its financial condition, its business plan and prospects, its competitive posture, its trade secrets, and its potential liabilities. UBS knowingly holds a position of trust, confidence, and responsibility with respect to Dana.

        8. On July 8, 2003, ArvinMeritor, a direct competitor of Dana, launched an unsolicited tender offer to gain control of Dana. UBS, despite its pre-existing relationship with Dana, was, and continues to act as, ArvinMeritor's financial advisor for this hostile tender offer.

UBS is leading ArvinMeritor's effort to obtain several billion dollars in financing for the tender offer. UBS undertook to assist ArvinMeritor in its hostile takeover effort without any disclosure to Dana and without Dana's knowledge or consent. Rather, UBS acted secretly.

        9. Dana brings this action for an injunction to prevent UBS - i.e., Dana's financial advisor, investment banker, and lender - from

                o continuing to represent ArvinMeritor in its hostile attempt to takeover Dana;

                o providing information to ArvinMeritor in its hostile attempt to takeover Dana;

                o financing and assisting ArvinMeritor in obtaining financing in its bid for Dana.

Dana also seeks an order

                o requiring UBS to immediately return all information Dana previously provided to them, together with all their work papers and materials containing references to or relating to Dana;

                o requiring UBS to account for all its use and disclosure of information relating to Dana, including the names of all persons who received, had access to, or otherwise gained or were furnished with information about Dana by UBS representatives; and

                o compensatory and punitive damages for the harm caused to it by UBS breach of contract and their clandestine betrayal of trust, and recovery of all investment banking fees Dana paid to the UBS.

                                      FACTS
                                      -----

UBS PROVIDES INVESTMENT BANKING SERVICES
TO DANA AND RECEIVES CONFIDENTIAL DANA INFORMATION
--------------------------------------------------

        10. Founded in 1904 and based in Toledo, Ohio, Dana is one of the world's largest suppliers of components, modules, and systems to a wide variety of vehicle manufacturers and their related aftermarkets. Dana operates hundreds of factories and facilities in over 30 countries worldwide and employs more than 60,000 people.

        11. In or about early 2002, pursuant to an agreement between the parties governing the terms of their relationship, Dana retained UBS as a financial advisor and investment banker with respect to a possible large two-party corporate transaction on which Dana has been working since early 2001 - ("the Project"). The Project was and is both highly important to Dana and highly confidential. The Project has not yet been consummated, and Dana is still pursuing the Project. Dana has performed all of its obligations under its agreement with UBS, including payment of the specified retainer fee and all expenses billed to date.

        12. In the course of serving as Dana's financial advisor in connection with the Project, UBS has been given material, non-public financial and business information about Dana, including information about current business, business plans and prospects, potential liabilities, competitive posture versus other firms in the automotive supply business, and other similar aspects of Dana's business. A substantial amount of this information constitutes trade secret information under Ohio's Trade Secrets Act, RC ss.1333.61 et seq., and under New York's law respecting trade secrets.

        13. The only purpose for which Dana gave this confidential information to UBS was to help UBS advise Dana with respect to the Project. From March 2002, through the end of May 2003, UBS provided substantial financial and investment advice to Dana respecting the Project and its impact on Dana's business and future business plans. UBS has also advised Dana respecting the structure of the Project. Dana has relied upon and trusted UBS's advice regarding the Project and has trusted UBS to represent Dana's interests in discussing and negotiating the Project with the other party.

        14. UBS would not have been able to advise or to represent Dana unless Dana took UBS into Dana's confidence and unless Dana shared its most confidential business information with UBS. Both UBS and Dana understood and agreed that UBS was required to keep the information confidential and to use it only to advise Dana and to promote Dana's interests. UBS was in a position of trust, confidence, and responsibility with respect to Dana and its confidential information, and Dana paid UBS substantial amounts for its work as Dana's advisor and investment banker.

UBS PROVIDES COMMERCIAL BANKING SERVICES
TO DANA AND RECEIVES CONFIDENTIAL DANA INFORMATION
--------------------------------------------------

        15. In order to fund its ongoing business operations, Dana obtains financing through the use of revolving credit facilities. Dana's present credit facility is its Five-Year Credit Agreement, dated November 15, 2000.

        16. UBS is one of the participating lenders in the Five-Year Credit Agreement.

        17. Each of the participating lenders in the Five-Year Credit Agreement, including UBS, receives regular updates from Dana concerning its financial condition and relevant business matters. These updates include highly confidential information concerning Dana's operations, financial condition, business prospects, potential liabilities, and various other material aspects of Dana's business. As recently as May 29, 2003, Dana met with UBS and imparted current material, non-public information about Dana, its finances, and its future plans.

        18. The only purpose for which Dana provides this information to UBS as one of the participating lenders in the Five-Year Credit Agreement is to facilitate the lender-borrower relationship. It has been understood and agreed at all times that UBS was to keep confidential information Dana provided and to use it only to monitor and to protect its loan. Specifically, Section 8.08 of Amendment No. 4 to the Five-Year Credit Agreement dated as of November 15, 2000 mandates that

              [n]either the Agent nor any Lender may disclose to any Person any Specified Information [confidential information provided by Dana to any Lender] except to their respective, and their respective Affiliates', officers, employees, agents, accountants, legal counsel, advisors and other representatives who have a need to know such Specified Information.

UBS ASSISTS ARVINMERITOR IN A HOSTILE BID TO TAKE OVER DANA
-----------------------------------------------------------
        19. ArvinMeritor, like Dana, is a global supplier of components, modules, and systems to the motor vehicle manufacturing and aftermarket industries. Based in Troy, Michigan, ArvinMeritor is a direct competitor of Dana's.

        20. On June 4, 2003, Larry Yost, Chairman and Chief Executive Officer of ArvinMeritor, wrote Dana's Chairman and Chief Executive Officer, Joseph Magliochetti, expressing ArvinMeritor's interest in purchasing Dana for $14.00 per share in cash. On June 16, Yost sent Dana's Board of Directors a second letter substantially repeating the first. After extensive deliberations, Dana's Board of Directors unanimously decided not to enter into discussions with ArvinMeritor, because it determined that the proposed transaction would not be in the best interest of Dana's shareholders.

        21. On July 8, 2003, ArvinMeritor publicly announced its intention to make an unsolicited tender offer for Dana. The next day, ArvinMeritor commenced the tender offer, through which ArvinMeritor seeks to purchase all outstanding shares of Dana's common stock for $15.00 each. ArvinMeritor has stated that its strategy in pursuing its tender-offer is to gain control of Dana, replace Dana's directors with directors chosen by ArvinMeritor, and then to merge Dana with ArvinMeritor.

        22. UBS serves as ArvinMeritor's financial advisor and investment banker with respect to its hostile bid to takeover Dana and, upon information and belief, has done so since at least April 2003. UBS did not advise Dana of its participation in ArvinMeritor's hostile takeover bid prior to beginning such participation, during the above-referenced May 29, 2003 meeting at which Dana imparted confidential information, or, indeed, at any time prior to the public announcement of ArvinMeritor's tender offer.

        23. Upon information and belief, UBS's advisory role involves advising ArvinMeritor on the desirability and pricing of its unsolicited takeover bids for Dana, valuing Dana and its assets, providing strategic advice to ArvinMeritor with respect to its bid for Dana, and attempting to raise the massive financing that ArvinMeritor, a company smaller than Dana, requires to fund its tender offer. Without the support of investment bankers and commercial lenders, ArvinMeritor cannot fund its tender offer, which is expressly conditioned on ArvinMeritor obtaining several billion dollars in financing. The activities of UBS are thus critical to ArvinMeritor in the pursuit of its offer.

        24. On July 8, 2003, shortly after ArvinMeritor publicly announced its hostile bid to takeover Dana, Stephen Worth, a Managing Director of UBS's Investment Banking Department and the person responsible for Dana's Project, called Dana and stated that: a) he had been aware that another UBS Managing Director was working with ArvinMeritor on a takeover of Dana since UBS began working on the takeover; b) he regretted that UBS's relationship with ArvinMeritor placed him in an "awkward position"; and c) UBS would agree, if Dana wished, to withdraw from the contract with Dana.

        25. As a result of UBS's more-than-year-long relationship with Dana as advisor and investment banker with respect to the Project, UBS gained access to and still has in its possession highly material, non-public information about Dana, its value, its plans, its business prospects, its trade secrets, and various other material aspects of its business. UBS has also obtained similar recent and confidential information in the course of the commercial banking relationship between UBS and Dana. All this information would be of great value and importance to ArvinMeritor in planning and executing its takeover strategy. It would also be of considerable value and use to any investment bank wishing to advise a potential hostile bidder. Dana has made reasonable efforts to preserve the confidentiality of the confidential information disclosed to UBS, including allowing access to such information only on a need-to-know basis.

        26. Despite Dana's expectation that UBS would maintain the confidentiality of Dana's information and use it exclusively on Dana's behalf, and despite UBS's obligation under the law to keep Dana's information confidential and to use it solely on Dana's behalf, UBS ignored these obligations and duties and, solely to pursue its own pecuniary interests at the expense of Dana, undertook to advise ArvinMeritor in making a hostile takeover bid for Dana. In doing so, UBS knew that it would be breaching its existing duties to Dana, knew that it would be placing itself in an irreconcilable conflict-of-interest, and knew that it would be violating its obligations to Dana. UBS nevertheless chose to advise ArvinMeritor.

        27. Upon information and belief, the individuals working on both Dana's Project and ArvinMeritor's hostile takeover bid are all located in the same New York office; work within the same relatively small industry-sector group within UBS's investment banking division; and have, therefore, all had access to the confidential information Dana provided to UBS.

        28. Upon information and belief, UBS has breached its duties and obligations to Dana by utilizing confidential information received from Dana in connection with UBS's services advising ArvinMeritor respecting its unsolicited takeover bid for Dana, or will inevitably do so.

        29. UBS is prohibited both by its common law duties and by contractual obligations from acting in direct opposition to Dana with respect to the current tender offer ArvinMeritor has commenced, and UBS is thus prohibited from further serving as the financial advisor to

ArvinMeritor with respect to the tender offer. UBS's conduct is of an egregious nature and Dana is entitled to both compensatory and punitive damages.

        30. Dana has suffered irreparable harm because of UBS's conduct in advising ArvinMeritor and if UBS is permitted to continue advising ArvinMeritor, Dana will continue to be irreparably harmed because its own internal, non-public confidential information will be used, directly or indirectly, for purposes other than those authorized by Dana and its Board of Directors.

                             FIRST CLAIM FOR RELIEF
                             ----------------------
                              (BREACH OF CONTRACT)

        31. Dana incorporates by reference all of the averments in paragraph 1 through 30 above.

        32. As described above, UBS received confidential information belonging to Dana pursuant to agreements and duties that required UBS to maintain that information in confidence and not to use it in any manner not sanctioned by Dana. Those agreements and duties also obligated UBS to disclose to Dana any and all information material to the parties' relationship within the knowledge of any of the UBS representatives in the department which serviced the parties' relationship.

        33. UBS breached its contractual obligations to Dana by utilizing Dana's confidential information to further ArvinMeritor's hostile bid to takeover Dana and by failing to timely advise Dana that it had undertaken such an engagement and had placed itself in the position of having an irreconcilable conflict of interest.

        34. As a direct result of UBS's breach of contract, Dana has been damaged in an amount to be proven at trial, but in excess of $75,000, exclusive of interest and costs; and Dana has suffered irreparable harm and unless UBS is enjoined Dana will continue to suffer irreparable harm. Dana does not have an adequate remedy at law and is entitled to equitable relief.

                             SECOND CLAIM FOR RELIEF
                             -----------------------
          (BREACH OF CONTRACT - BREACH OF GOOD FAITH AND FAIR DEALING)

        35. Dana incorporates by reference all of the averments in paragraphs 1 through 34 above.

        36. By utilizing Dana's confidential information to further ArvinMeritor's hostile bid to takeover Dana and by failing to timely advise Dana that UBS had created a material conflict of interest regarding its relationship with Dana, UBS breached the covenant of good faith and fair dealing implied in the parties' agreements.

        37. As a direct result of UBS's breach of contract, Dana has been damaged in an amount to be proven at trial, but in excess of $75,000, exclusive of interest and costs; and Dana has suffered irreparable harm and unless UBS is enjoined Dana will continue to suffer irreparable harm. Dana does not have an adequate remedy at law and is entitled to equitable relief.


                             THIRD CLAIM FOR RELIEF
                             ----------------------
                (BREACH OF DUTY TO DISCLOSE MATERIAL INFORMATION)

        38. Dana incorporates by reference all of the averments in paragraphs 1 through 37 above.

        39. By virtue of the trust and confidence reposed in UBS by Dana and/or the agency relationship between the parties, UBS had duties and obligations to Dana and was required under the law to disclose to Dana all material information relating to UBS's undertaking for Dana.

        40. The conflict of interest created by UBS's undertaking as the financial advisor and investment banker to ArvinMeritor was a material item relating to UBS's undertaking for Dana.

        41. As a result of UBS's breach of its duty to disclose material information to Dana, Dana has been materially damaged in an amount to be proven at trial, but in excess of $75,000, exclusive of interest and costs. Moreover, Dana has suffered irreparable harm and unless UBS is enjoined Dana will continue to suffer irreparable damage. Dana does not have an adequate remedy at law and is entitled to equitable relief.

                             Fourth Claim for Relief
                             -----------------------
        (BREACH OF DUTY NOT TO USE OR DISCLOSE CONFIDENTIAL INFORMATION)

        42. Dana incorporates by reference all of the averments in paragraphs 1 through 41 above.

        43. By virtue of its relationship to Dana, UBS was and is subject to a duty not to use or to communicate information confidentially obtained from Dana in any manner not sanctioned by Dana. In particular, UBS is under a duty not to use any such confidential information to aid interests adverse to Dana.

        44. Upon information and belief, by virtue of the advice UBS is providing to ArvinMeritor and of UBS's agreement to serve as ArvinMeritor's financial advisor in making a hostile takeover bid for Dana, UBS has used Dana's confidential information to Dana's detriment. UBS has thus breached and is continuing to breach its duties to Dana.

        45. As a result of these breaches, Dana has been materially damaged in an amount to be proven at trial, but in excess of $75,000, exclusive of interest and costs. Moreover, Dana has suffered irreparable harm and unless UBS is enjoined Dana will continue to suffer irreparable damage. Dana does not have an adequate remedy at law and is entitled to equitable relief.

                             FIFTH CLAIM FOR RELIEF
                             ----------------------
                       (MISAPPROPRIATION OF TRADE SECRETS)

        46. Dana incorporates by reference all of the averments in paragraphs 1 through 45 above.

        47. Based on information and belief, by virtue of its taking on the role of financial advisor and investment banker to ArvinMeritor, advising on the desirability and pricing of ArvinMeritor's unsolicited takeover bid for Dana, and providing strategic advice to ArvinMeritor with respect to ArvinMeritor's bid for Dana, UBS has used and is continuing to use information Dana provided to UBS for purposes other than the lawful purposes for which the confidential trade secret information was provided to UBS.

        48. As a direct result of UBS's unauthorized use of Dana's trade secrets Dana has suffered damages in an amount to be proven at trial, but in excess of $75,000, exclusive of interest and costs, and Dana has suffered irreparable harm and unless UBS is enjoined Dana will continue to suffer irreparable harm. Dana does not have an adequate remedy at law and Dana is entitled to equitable relief.

                                PRAYER FOR RELIEF
                                -----------------
         WHEREFORE, Dana respectfully requests the Court to enter permanent injunctive relief, orders and judgment as follows:

        1. An order enjoining UBS from providing any further advice or representation to ArvinMeritor in connection with its bid for Dana;

        2. An order enjoining UBS from financing and from assisting ArvinMeritor in obtaining financing for its bid to takeover Dana;

        3. An order enjoining UBS from providing any information to ArvinMeritor concerning Dana;

        4. An order requiring UBS to account for its use of confidential Dana information, including providing the names and addresses of all persons who had or were given access to Dana's information respecting The Project or the Five-Year Credit Agreement, and identifying any information and opinions relating to Dana that were disclosed by UBS to ArvinMeritor;

        5. An order requiring UBS to return to Dana all investment banking fees and expenses paid to UBS by Dana;

        6. An order requiring UBS to return all information provided by Dana to UBS, including all documents and electronic files containing the information provided by Dana and all documents and electronic files referring or relating to information furnished by Dana, or relating to UBS's undertaking for Dana. Further, that UBS's President or Chief Operating Officer be required to sign and file with the Court an Affidavit confirming that he or she has personally determined that all information that is ordered to be returned to Dana has in fact been returned to Dana;

        7. An order or declaration that because of UBS's breach of duties to Dana and also because of UBS's offer to Dana to withdraw or break the contract that Dana is not required to further perform under the March 8, 2002 letter agreement and that Dana has no further obligation to UBS;

        8. A Judgment awarding damages against UBS in an amount to be proved at trial;

        9. A Judgment awarding punitive damages in an amount not less than five times the compensatory damages including attorneys fees and costs to Dana; and

        10. Such other and further relief as the Court may deem just and proper.

Dated:   August 4, 2003
         New York, New York

                                                QUINN EMANUEL URQUHART OLIVER &
                                                HEDGES, LLP



                                                By:  /s/ Kevin S. Reed
                                                   -----------------------------
                                                        John B. Quinn (JQ-0716)
                                                        Kevin S. Reed (KR-5386)

                                                Attorneys for Plaintiffs

                                                335 Madison Avenue
                                                New York, New York  10017
                                                (212) 702 8100